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                                                                    EXHIBIT 6(e)

                                    ARTHUR
                                   ANDERSEN

                           ARTHUR ANDERSEN & CO. SC



February 1, 1997

James A. White, III, MD
President
MD HealthShares
Suite 4400
201 St. Charles Avenue
New Orleans, LA 70170

Dear Dr. White:

We appreciate the opportunity to continue to serve MD HealthShares and Patient's Choice, Inc. with the operationalization of its managed care products. As we have discussed, the following outlines our proposed arrangement for additional services and continued support of the work outlined in the October 29, 1996 arrangement letter with MD HealthShares. In the October 29, 1996 arrangement letter, we estimated a minimal of 8 weeks for the Alexandria catchment area to be operational by January 1, 1997, in addition to providing assistance with ongoing network development across the state. We indicated that we would notify you of any issues, which would delay MD HealthShares targeted rollout deadlines. Several factors have lead to a slower operational implementation of the HMO and PPO products than expected in the Alexandria catchment area. These include:

* Delays in the approval of the COA
* Slower than expected response from physicians concerning
 . Credentialing
 . Contracting
* Delayed detailed compensation and benefit package for senior management

These delays will result in Arthur Andersen's continued support until a management team can be hired. We will continue to work with the selected search firms to secure the senior management team. We will do everything we can to expedite the product rollout and to transition our involvement to the full-time MD HealthShares personnel.

MD HealthShares Board's recognizes its desire and responsibility to meet the shareholders expectations for a "Fast Track" development and implementation of its products across the state. The following work continues to be performed and supported by the Arthur Andersen team.



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                                    ARTHUR
                                   ANDERSEN

February 1, 1997           ARTHUR ANDERSEN & CO. SC


HOSPITAL/PROVIDER CONTRACTING AND CLAIMS ADMINISTRATION
Due to slower than anticipated hiring, we will continue to support the roles of provider and hospital contracting in addition to other critical work necessary to ongoing operations of Patient's Choice. These roles will transition as employees are hired on and can effectively assume these roles including:

 .  Continue Hospital contract negotiations across the state
 .  Continue coordinating physician contracting
 .  Development and rollout of provider education materials
 . Recommendation and coordinate physician education on compensation structure . Finalize set-up of TPA for claims
 .  Develop and finalize physician reports

SALES AND MARKETING
Additionally, due to slower than anticipated staff hiring, several sales and marketing tasks that we had not originally anticipated providing now need to be done. These tasks are those the vice president of sales and marketing will perform. They include, but are not limited to, the following:

 .  Targeting rates in each catchment area
 .  Developing target industries
 .  Providing aggregate rate level assessment by catchment area
 .  Underwriting groups and supervising thereof
 .  Holding rollout meeting
 .  Testing rating manual
 .  Responding to interested employers and shareholders
Given that we are currently rolling out product in Alexandria, soon to be followed by other catchment areas, it is imperative that these tasks be performed in the coming weeks.

We have now completed the review phase of the POS and MSA products. A summary of our review, recommendations, and resource estimates follows:

POS    This product offers the opportunity for MDHS to offer a product that looks like a PPO under the HMO Certificate of Authority ("COA"). This is especially appealing given the difficulties we have had in finding a PPO insurance partner. Adams and Reese anticipate that, upon filing, such a product would be approved in 2-3 weeks.

       We anticipate the POS product to be received favorably by the market, since members will not be locked in to a particular set of doctors. Additionally, since out of network benefits are substantially below in-network benefits, the POS behaves much like the HMO - returns should be comparable to those under the HMO.

       However, since this product was not anticipated, our contractors are not currently aware that we are considering offering such a product. Further


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

                                    ARTHUR
                                   ANDERSEN

February 1, 1997           ARTHUR ANDERSEN & CO. SC


        negotiations and education of vendors will be required as we bring this product to market.

        RECOMMENDATION:
        Unless the PPO selection process proceeds substantially more favorably than is now indicated, we should file a POS plan such that a POS could be quickly brought to market. Arthur Andersen is prepared to provide the following professional services to facilitate this process:

        (1)  Designing plan of benefits
        (2)  Pricing the POS plan
        (3)  Facilitating DOI approval with Adams and Reese
        (4)  Preparing preliminary marketing strategies
        (5)  Preparing budget projections
        (6) Coordinating with hospitals and other contractors to smooth product offering process
        (7)  Facilitating production of marketing materials

MSA This product offers MDHS very high returns while closely matching MDHS' mission of preserving local control of the physician-patient relationship. It appears that the marketplace has not yet recognized the opportunity that an HMO/MSA combination would offer. Adams and Reese believe that DOI approval might not be forthcoming promptly, due to the unconventional nature of this product. However, this product will present substantial administrative and organizational challenges eliciting from its recent arrival.

        RECOMMENDATION:
        MDHS should proceed immediately and aggressively toward offering an MSA product. Arthur Andersen is prepared to provide assistance with the following professional services to facilitate this process:
        (1)  Designing plan of benefits
        (2)  Pricing the MSA
        (3)  Facilitating DOI approval with Adams and Reese
        (4)  Developing a distribution structure and marketing plan
        (5)  Preparing budget projections
        (6) Coordinating with hospitals and other contractors to smooth product-offering process
        (7) Facilitating the selection of and contracting with the MSA record-keeper
        (8)  Facilitating production of marketing materials

Professional fees for the above work will be based upon the level of effort and anticipated Arthur Andersen staff. As we discussed, Arthur Andersen will continue support the work outlined in the October 29, 1997 arrangement letter under its same terms and conditions. Arthur Andersen's fees will be reduced as our roles and responsibilities are transferred to the newly hired staff. Professional fees do not include expenses, which typically run 20% of professional fees. As always, we will strive to minimize these expenses.


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                                    ARTHUR
                                   ANDERSEN

February 1, 1997           ARTHUR ANDERSEN & CO. SC



In addition to Arthur Andersen's professional fees, Milliman & Robertson have estimated a budget for the additional tasks required to file the product and produce a rating program for the POS and MSA with a high deductible HMO product; without which, MD HealthShares would not be able to rate and sell these new products. Additional support will be required from Milliman & Robertson for the following items:
*  Actuarial opinion
*  Review of Louisiana regulations to ensure compliance
*  Premium rate manual
*  Rate diskette in Lotus or Excel
Milliman & Robertson estimates that the professional fees for the above tasks, in addition to cost over runs, are approximately $12,000.

If the terms presented regarding the development and implementation of POS and MSA products meet with your approval, please so indicate by signing one copy of this letter and returning it to me. Incorporated by reference in this arrangement letter is the consulting service agreement outlining terms and conditions in Adams and Reese's correspondence dated November 16, 1995.


Sincerely,



Arthur Andersen, L.L.P.


By
/s/ James T. Schweikert


APPROVED:



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